U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT
Pursuant to Section 14(f) of the
Securities Exchange Act of 1934
and Rule 14f-1 thereunder

Book It Local, Inc.
(Name of small business issuer in its charter)

Nevada	000-55022	46-0780380
(State or other Employer jurisdiction of Identification incorporation or organization)	(Commission File Number)	(I.R.S. Number)

2003 Symphony Lane
Indian Trail, NC 28079
980-216-1342 Telephone

Securities registered pursuant to Section 12(b) of the Act:

None

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, $0.0001 par value per share
(Title of each class)

WE ARE NOT ASKING YOU FOR A PROXY AND
NO ACTION ON YOUR PART IS REQUESTED OR REQUIRED

BOOK IT LOCAL, INC.

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

Notice of Proposed Change in the
Majority of the Board of Directors

INTRODUCTION

This Information Statement is being furnished to all holders of record of common stock of Book it Local, Inc. (the “Company”) at the close of business on January 28, 2014, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Act”), and Rule 14f-1 under the Act, prior to effecting a change in majority of the Company's directors other than by a meeting of stockholders.

The change in the majority of directors and the appointment of new members to the Company’s Board of Directors (the “Board”) is expected to take place no earlier than 10 days after the date this Information Statement is filed with the Securities and Exchange Commission (the “SEC”) and transmitted to our stockholders in accordance with SEC Rule 14f-1. This Information Statement is being mailed to the stockholders on or about January 28, 2014.

NO VOTE OR OTHER ACTION BY THE COMPANY'S STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

On January 27, 2014, certain shareholders, via a seller’s representative (the “Unrestricted Sellers”), entered into various Stock Purchase Agreements under which the Unrestricted Sellers sold all of their shares of the Company’s stock. Certain of those Stock Purchase Agreements are described below.

The Unrestricted Seller entered into a Stock Purchase Agreement (the “Calima Purchase Agreement”) with Calima Associates Ltd. (“Calima”), pursuant to which the Unrestricted Sellers agreed to sell to Calima 997,500 shares of Common Stock of the Company for a total purchase price of $25,000. The affiliate shareholders of the Company, G9 Holdings, LLC, GW Grace, LLC, Winchester Investments, LLC, and Joseph McMurry (our CEO) (“Affiliate Sellers”) also entered into a Stock Purchase Agreement with Glenbarry Holdings, Inc, Karada Ltd, Inc., Laurag Associates S.A. Barrow Associates Ltd., Canto Affiliates, Inc., Syrroco Holdings Ltd, and Euro Ventures S.A. (“Affiliate Purchasers”), pursuant to which the Affiliate Sellers agreed to sell to Affiliate Purchasers 9,600,072 shares of Common Stock of the Company for a total purchase price of $250,000. The Stock Purchase Agreement with Affiliate Purchasers and Calima Purchase Agreement are each referred to herein as a “Purchase Agreement.”

Under each Purchase Agreement, the seller agreed to indemnify and hold the purchaser and the Company harmless from the breach by the seller of any representations made by the seller in that Purchase Agreement and certain liabilities and obligations of the Company related to the period prior to the closing of the purchase of the shares under that Purchase Agreement.

In connection with each Purchase Agreement, on January 28, 2014, Joseph McMurry, our Chief Executive Officer, Financial Officer, Secretary, and sole director, submitted his resignation from his positions with the Company. Mr. McMurry’s resignation as an officer of the Company is effective upon the consummation of each Purchase Agreement (the “Closing”), which is expected to take place on January 29, 2014 after the filing of this Information Statement with the SEC. Mr. McMurry’s resignation as a director of the Company will be effective ten days after the mailing of this Information Statement to stockholders of the Company (the “Effective Date”).

Also effective as of the Closing, Miguel Bustos Santiago Vergara was appointed as the President, Chief Executive Officer, Chief Financial Officer, Secretary, and director.

As of January 28, 2014, the authorized common stock of the Company consisted of 100,000,000 shares of Common Stock, of which 31,597,572 shares were outstanding. Each share of Common Stock is entitled to one vote with respect to all matters to be acted on by the stockholders.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the names and ages of, and position or positions held by our officers and director prior to their resignation.

Name	Age	Position	Term of Office

Joseph McMurry	36	Director Chief Executive Officer, Chief Financial Officer and Secretary	Inception until resignation

The following describes the business experience of the director and executive officers prior to their resignations:

Joseph McMurry – CEO and Director

Since 2004, Mr. McMurry, a resident of North Carolina, has been involved in Christian Ministry. In 2004, Mr. McMurry started as an intern of student ministry at Calvary Church in Charlotte, NC. Thereafter, he served as an Associate Pastor at First Baptist Church in Ohio and now, since 2007, has served as the Minister of Students at North Main Baptist Church in Danville, VA. Here, he creates and develops a broadcast discipleship process, which includes outreach, evangelism, discipleship, service, worship, teaching and missions. He creates and develops student ministry identity through branding, communication, outreach events and facility remodel. Mr. McMurry recruits, trains and releases adult volunteers for various aspects of ministry. He also trains and leads students and adults on mission projects within the US and abroad.

Set forth below is the biographical information about the new director and executive officer:

Name	Age	Position

Miguel Santiago Bustos Vergara	51	President, Chief Executive Officer, Chief Financial Officer, Secretary and director

Bustos Vergara Miguel Santiago is a seasoned entrepreneur with a strong medical, commercial and financial background. His expertise is within most therapeutic areas, including medicinal drugs, devices and diagnostics. Mr. Vergara’s commercial experiences are highly diversified in scope, focusing on sales through partners, affiliates, direct to patients, hospitals and other end-users. He has also worked extensively in business development projects securing licensing and corporate deals. Mr. Vergara obtained his MD (Licentiate of Medicina) in 1986 from Facultad de Medicina Occidente, Chile and a B.A. in Psychology in 1991 from Faculté de Psychology et des Sciénces de l'Éducation, Chile. Since January 2003, Dr. Santiago has operated as an independent consultant focusing on Management, marketing planning, social media marketing management, international public relations, cross channel marketing and usability evaluation.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock, as of November 30, 2013, by (i) each stockholder known by the Company to be the beneficial owner of more than 5% of the Company’s Common Stock (each, a “5% Shareholder”) and (ii) the directors and executive officers of the Company. Each person named in the table had sole voting and investment power with respect to the shares beneficially owned as of the reported date.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Beneficial ownership also includes shares of stock subject to options and warrants currently exercisable or exercisable within 60 days of the date of this table. Applicable percentages are based on 10,597,572 shares of our Common Stock outstanding as of November 30, 2013.

Name of Beneficial Owner(1)	Number Of Shares	Percent

G9 Holdings, LLC (2)	4,503,973	42.5%
GW Grace, LLC (3)	4,503,974	42.5%
Joseph McMurry, CEO, and Treasurer	211,950	2%
All Directors, Officers and Principal Stockholders as a Group	9,219,897	87%
____________
(1)	The address of each shareholder is care of Book It Local, Inc., 2003 Symphony Lane, Indian Trail, NC, unless otherwise stated.

(2)	Teresa Garvin is the Manager of G9 Holdings, LLC and holds voting and investment power over the shares.

(3)	Forrest Garvin is the Manager of GW Grace, LLC and holds voting and investment power over the shares.

The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock, after giving effect to the Closing, by (i) the directors and executive officers of the Company and (ii) each 5% Shareholder. Each person named in the table has sole voting and investment power with respect to the shares beneficially owned, unless otherwise indicated.

Directors and Executive Officers	Amount	Percentage
Miguel Bustos Santiago Vergara	3,000,000	9.5%

Name and Address of 5% Shareholders (other than as reported directly above):

Affiliate Shareholder	Amount	Percentage
Zeeplax VpS	18,000,000	57%
Birger Jan Olsen-Principal

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Except as set forth below, no person who, during the year ended November 30, 2013, was a director, officer or beneficial owner of more than ten percent of the Company’s Common Stock (which is the only class of securities of the Company registered under Section 12 of the Act) failed to file on a timely basis reports required by Section 16 of the Act during such fiscal year or prior years. The foregoing is based solely upon a review by the Company of Forms 3 and 4 and amendments thereto during such fiscal year as furnished to the Company under Rule 16a-3(e) under the Act, and Forms 5 and amendments thereto furnished to the Company with respect to such fiscal year, and any written representation received by the Company from any reporting person that no Form 5 is required.

COMPENSATION OF DIRECTORS AND OFFICERS

Since inception, in exchange for cash and services, we provided our CEO Joseph McMurry 211,950 shares of common stock. For services to be rendered by Dr. Santiago, we have issued 3,000,000 shares to Dr. Santiago.

We do not have any standard arrangements by which directors are compensated for any services provided as a director. No cash has been paid to the directors in their capacity as such.

Equity Awards

The Company has no stock option, retirement, pension, or profit-sharing programs for the benefit of directors, officers or other employees, but the Board may recommend adoption of one or more such programs in the future.

No officer or director holds any unexercised options, stock that had not vested, or equity incentive plan awards as of the date of this Information Statement.

COMMITTEES OF THE COMPANY'S BOARD OF DIRECTORS

We do not have a standing nominating, compensation or audit committee. Rather, the Board performs the functions of these committees. Also, we do not have a “audit committee financial expert” on the Board as that term is defined by Item 401(d)(5)(ii) of Regulation S-K. We do not believe it is necessary for the Board to appoint such committees because the volume of matters that come before the Board for consideration permits the Board to give sufficient time and attention to such matters to be involved in all decision making. Additionally, because our Common Stock is not listed for trading or quotation on a national securities exchange, we are not required to have such committees.

MEETINGS OF THE BOARD OF DIRECTORS

During the fiscal year ended November 30, 2013, the Board did not have any board meetings. No compensation has been paid to the Company's directors for attendance at any meetings during the last fiscal year.

STOCKHOLDER COMMUNICATION WITH THE BOARD OF DIRECTORS

There has not been any defined policy or procedural requirements for stockholders to submit recommendations or nomination for directors. The Board does not believe that a defined policy with regard to the consideration of candidates recommended by stockholders is necessary at this time because it believes that, given the limited scope of the Company’s operations, a specific nominating policy would be premature and of little assistance until the Company’s business operations are at a more advanced level. There are no specific, minimum qualifications that the Board believes must be met by a candidate recommended by the Board. Currently, the entire Board decides on nominees, on the recommendation of any member of the Board followed by the Board’s review of the candidates’ resumes and interview of candidates. Based on the information gathered, the Board then makes a decision on whether to recommend the candidates as nominees for director. The Company does not pay any fee to any third party or parties to identify or evaluate or assist in identifying or evaluating potential nominee.

The Company does not have any restrictions on shareholder nominations under its articles of incorporation or bylaws. The only restrictions are those applicable generally under Nevada corporate law and the federal proxy rules, to the extent such rules are or become applicable. The Board will consider suggestions from individual shareholders, subject to evaluation of the person's merits. Stockholders may communicate nominee suggestions directly to the Board, accompanied by biographical details and a statement of support for the nominees. The suggested nominee must also provide a statement of consent to being considered for nomination. There are no formal criteria for nominees.

The Board has determined not to adopt a formal methodology for communications from shareholders.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
AND DIRECTOR INDEPENDENCE

Director Independence

Before giving effect to the Closing, the sole member of the Board is Mr. Joseph McMurry. He is not independent as such term is defined by a national securities exchange or an inter-dealer quotation system.

Since December 1, 2012, there were no transactions with related persons.

LEGAL PROCEEDINGS

To the knowledge of the Company there are no pending or threatened litigation or proceedings against the Company.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

The Company is subject to the information and reporting requirements of the Act and, in accordance with the Act, files periodic reports, documents and other information with the SEC relating to its business, financial statements and other matters. These reports and other information may be inspected and are available for copying at the offices of the SEC, 100 F Street, N.E., Washington, D.C. 20549 and are available on the SEC's website at www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

BOOK IT LOCAL, INC.

January 28, 2014	By:	/s/ Joseph McMurry
Joseph McMurry, Chief Executive Officer